Exhibit 12.4

PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED UNIT DIVIDENDS

(Dollar amounts in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings (loss) from continuing operations	$187,830	$(244,459)	$(1,589,462)	$(355,089)	$(367,062)	$841,022
Add (Deduct):
Fixed charges	294,237	531,965	518,399	471,130	556,046	514,636
Capitalized interest	(26,565)	(52,651)	(53,661)	(94,205)	(168,782)	(123,880)
Loss (earnings) from unconsolidated entities, net	(17,884)	(59,935)	(23,678)	(28,059)	55,774	(99,026)
Distributed income from equity entities	20,733	72,976	27,404	63,885	50,042	98,134
Income tax expense (benefit)	20,199	1,776	(30,499)	5,975	68,011	66,855

Earnings (loss), as adjusted	$478,550	$249,672	$(1,151,497)	$63,637	$194,029	$1,297,741

Combined fixed charges and preferred unit dividends:
Interest expense	$261,328	$468,738	$461,166	$372,768	$383,781	$387,910
Capitalized interest	26,565	52,651	53,661	94,205	168,782	123,880
Portion of rents representative of the interest factor	6,344	10,576	3,572	4,157	3,483	2,846

Total fixed charges	294,237	531,965	518,399	471,130	556,046	514,636
Preferred unit dividends	20,616	34,696	25,424	25,423	25,423	25,423

Combined fixed charges and preferred unit dividends	$314,853	$566,661	$543,823	$496,553	$581,469	$540,059

Ratio of earnings (loss), as adjusted, to combined fixed charges and preferred unit dividends	1.5	(a )	(a )	(a )	(a )	2.4

(a)	The loss from continuing operations for 2011, 2010, 2009 and 2008 includes impairment charges of $147.7 million, $1.1 billion, $495.2 million, and $595.3 million, respectively, that are discussed in our Annual Report on Form 10-K. Our combined fixed charges and preferred unit dividends exceeded our earnings (loss), as adjusted, by $317.0 million, $1.7 billion, $432.9 million and $387.4 million for 2011, 2010, 2009 and 2008, respectively.